THE KOREAN INVESTMENT FUND, INC.Exhibit 77C
811-6467



The Annual Meeting of Shareholders of
The Korean Investment Fund, Inc. was held on September 15, 2000. A description of each proposal and number of shares voted at the meeting are as follows:

1. To Elect Directors:	Shares Voted For Withheld Authority
 Class Two Directors
   (term expires 2003)

    John D. Carifa     5,690,644.269      96,642.947
    Andrew B. Kim      5,685,443.269	101,843.947
    Hugh Gil Yum       5,683,503.269	103,783.947


2. To ratify the selection 	 Shares	    Shares Voted Shares
   of Pricewaterhouse	 	Voted For   Against	Abstained
   Coopers LLP as the Fund's
   independent accountants for
   the Fund's fiscal year
   ending April 30, 2001.	5,730,707   48,533	8,047.173